CENTURY CASINOS, INC.

455 E. Pikes Peak Ave., Suite 210

Colorado Springs, Colorado 80903

June 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Century Casinos, Inc.
Registration Statement on Form S-3
File No. 333-272439

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Century Casinos, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on June 14, 2023, or as soon thereafter as possible.

Please contact Jeffrey Sherman of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at (303) 607-3666 or jeff.sherman@faegredrinker.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Century Casinos, Inc.

By:  /s/ Margaret Stapleton

Name:Margaret Stapleton

Title:Chief Financial Officer